SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 5

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange
Act of 1934

Entrx Corporation (Name of the Issuer)
Entrx Corporation (Name of Persons Filing Statement)
Common stock (Title of Class of Securities)
293850103 (CUSIP Number of Class of Securities)
Peter L. Hauser Entrx Corporation 800 Nicollet Mall, Suite 2690 Minneapolis, MN 55402 (612) 333-0614	Copy to: Roger H. Frommelt Felhaber, Larson, Fenlon & Vogt, P.A. 220 South Sixth Street, Suite 2200 Minneapolis, MN 55402 (612) 373-8541
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):
a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☐ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3.  Any representation to the contrary is a criminal offense.

Calculation of Filing Fee
Transaction Valuation*	Amount of filing fee
$126,000	$11.60
* The filing fee was established based upon the $0.35 per share proposed to be paid to holders of fractional shares of Entrx Corporation’s common stock after the reverse stock split, and the estimated 360,000 shares (on a pre-reverse split basis) that will be acquired.  The closing market price of Entrx Corporation’s common stock on December 26, 2008 was $0.13 per share.

☐  Check box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Statement No.:
Filing Party:
Date Filed:

Item 1 – Summary Term Sheet

See “Summary – Term Sheet” beginning on page 4 in Amendment No. 3 of Entrx Corporation’s (the “Company”) Preliminary Proxy Statement filed with the Securities and Exchange Commission on March 26 , 2009 (the “Preliminary Proxy Statement”), regarding the vote on a proposal involving a 500 to one reverse stock split of the Company’s common stock, followed promptly by a one to 500 forward stock split (the “Transaction”).

Item 2 – Subject Company Information

Name and Address:
Entrx Corporation
800 Nicollet Mall, Suite 2690
Minneapolis, MN 55402
(612) 333-0614

Securities:

Common stock, par value $0.10 per share, is the only class of equity securities outstanding.  As of the date of this Schedule 13E-3, there were 7,656,147 shares of common stock outstanding.  See “Voting Information” on page 1 of the Preliminary Proxy Statement.

Trading Market and Price:

See “Fairness of the Reverse/Forward Stock Split” beginning on page 15 of the Preliminary Proxy Statement.

Dividends:

See “Fairness of the Reverse/Forward Stock Split” beginning on page 15 of the Preliminary Proxy Statement.

Item 3 – Identity and Background of Filing Person

The filing person is the Company.

See “Officers and Directors” beginning on page 20 of the Preliminary Proxy Statement for information regarding the executive officers and directors of the Company.

Item 4 – Terms of the Transaction

See “Summary – Discussion” beginning on page 5, “Summary – Special Factors” beginning on page 6, “Structure of the Reverse/Forward Stock Split” beginning on page 9, “Fairness of the Reverse/Forward Stock Split” beginning on page 14, and “Appraisal Rights” on page 20 of the Preliminary Proxy Statement.

Item 5 – Past Contracts, Transactions, Negotiations and Agreements

Not applicable.

Item 6 – Purposes of the Transaction and Plans or Proposals

See “Reasons for the Reverse/Forward Stock Split” on page 8, “Background and Purpose of the Reverse/Forward Stock Split” beginning on page 10, and “Effect of Reverse/Forward Stock Split on Entrx” on page 17 of the Preliminary Proxy Statement.

Item 7 – Purposes, Alternatives, Reasons and Effects

See “Reasons for the Reverse/Forward Stock Split” on page 8, and “Background and Purpose of the Reverse/Forward Stock Split” beginning on page 10 of the Preliminary Proxy Statement.

Item 8 – Fairness of the Reverse/Forward Stock Split

The filing person believes that the proposed Transaction is fair to all unaffiliated shareholders of the Company for the reasons set forth under “Fairness of the Reverse/Forward Stock Split” beginning on page 15 of the Preliminary Proxy Statement.

Item 9 – Reports, Opinions, Appraisals and Negotiations

See “Fairness of the Reverse/Forward Stock Split” beginning on page 15 of the Preliminary Proxy Statement.

Item 10 – Source and Amount of Funds or Other Consideration

See “Effect of the Reverse/Forward Stock Split on Entrx” on page 17 of the Preliminary Proxy Statement.

Item 11 – Interest in Securities of the Subject Company

See “Share Ownership of Certain Beneficial Owners” beginning on page 22 of the Preliminary Proxy Statement.

Item 12 -- The Solicitation or Recommendation

See “Background and Purpose of the Reverse/Forward Stock Split” beginning on page 10, “Board of Directors’ Recommendation” on page 20 , “Officers and Directors” beginning on page 20, and “Share Ownership of Officers and Directors” on page 22 of the Preliminary Proxy Statement.

Item 13 – Financial statements

See the consolidated financial statements contained in the Company’s Form 10- K for the year ended December 31, 2008, beginning on page 23, filed with the Securities and Exchange Commission on March 25, 2009, which financial statements are incorporated herein by reference.  See also summary financial information under the heading “Financial Information” on page 14 of the  Proxy Statement, which is derived from the consolidated financial statements referred to above.

Item 14 – Persons/Assets, Retained, Employed, Compensated or Used

See “VOTING INFORMATION – Who will be soliciting your vote?” on page 1 of the Preliminary Proxy Statement.

Item 15 – Additional Information

At a special meeting of the Company’s shareholders held beginning at 10:00 a.m. on May 4, 2009, the shareholders adopted two amendments to the Company’s Certificate of Incorporation.  The first amendment, which effected a 1-for-500 share reverse stock split of the Company’s common stock, was adopted by a vote of 4,062,458 shares in favor and 268,244 shares against, with 2,109 shares abstaining.  The second amendment, which effected a 500-for-1 share forward stock split, was adopted by a vote of 4,065,744 shares in favor and 264,958 shares against, with 2,109 shares abstaining.  An affirmative vote of shareholders holding 3,828,074 shares, or a majority of the 7,656,147 shares outstanding, was required to adopt each amendment.  The Certificates of Amendment have been filed with the Delaware Secretary of State.  The first amendment was effective at 6:00 p.m. eastern daylight time on May 15, 2009, and the second amendment was effective at 6:01 p.m. eastern daylight time on May 15, 2009.  Shareholders who hold fractional shares (that is, less than one share in any account) following the effectiveness of the first amendment will receive $0.35 per pre-reverse split share upon submission of the certificates representing those pre-split shares to the Company through its transfer agent, American Stock Transfer and Trust Company.  It is estimated that 1,500 shareholders holding 170,000 pre-reverse split shares will be cashed out in this manner.  The exact number will not be known for several months.

Item 16 – Exhibits

Preliminary Proxy Statement, incorporated herein by reference.

Signature:

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Entrx Corporation

/s/Peter L. Hauser                                                       May 15 , 2009
Peter L. Hauser, Chief Executive Officer